Filed by COMSYS IT Partners, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
Subject Company: COMSYS IT Partners, Inc.
Commission File No. 0-27792

ON FEBRUARY 2, 2010, COMSYS IT PARTNERS, INC. DISTRIBUTED THE FOLLOWING INFORMATION TO ITS EMPLOYEES:

To:	All Employees

From:	Larry L. Enterline

Subject:	Acquisition of COMSYS by Manpower

This morning we announced that COMSYS and Manpower signed an agreement in which Manpower would acquire COMSYS for stock and cash.  I am very excited about the opportunities that the combination of the two companies will create for our customers and employees.

Our Board of Directors and management have long felt that we are in an industry that must consolidate to remain prosperous, and many of you know that we have reviewed a number of transactions over the last several years.  After getting to know the Manpower organization in discussions that now stretch back over the last two years and assessing the value that we will contribute to their global strategy for expansion, our Board chose to partner with Manpower for several key reasons:

First, the combination of Manpower’s Professional Business with ours creates an organization with over $1 billion in revenue and 10,000 consultants.  Additionally, well over $2 billion in managed spend for the vendor management managed services provider (MSP) and related business currently under TAPFIN are created in this transaction.  This is tremendous scale and will serve our business well in the future.  This combination will also create a business that has both the depth and breadth of offerings and market reach to be the premier supplier in its markets.

Second, we felt this particular combination would create more opportunities for all COMSYS and TAPFIN employees and customers than most others.  The strategic fit of the two businesses is very good.

Third, I am extremely proud to tell you that Mike Barker will lead the combined Professional Services organization after closing.  Mike will also oversee the integration planning and execution.  Having worked with Mike for nearly ten years, I can tell you that there is no finer choice for this position.

The TAPFIN organization will be combined with the Manpower Business Solutions group. This group has both MSP and RPO services.  Kip Wright will be remaining with the organization and, in the near term, will be supporting the integration and planning of TAPFIN with their similar offering.

 I believe that the combined businesses will enjoy a great competitive advantage in the marketplace and will create challenging opportunities for their employees.  Change creates opportunity, and I am truly excited about the future of this business.

I also know that this change creates concern, and we are endeavoring to communicate how this will unfold as quickly and with as much specificity as possible.  It is extremely critical that throughout this process we keep our focus on our business to take advantage of the tremendous momentum we currently have.  It is anticipated that closing will likely be 8 to 12 weeks from today, and we will continue to operate as a stand-alone business until then.

As is quite common in these situations, I and a few other members of the executive staff will be leaving the company following the completion of the transaction. I know they join me in thanking each of you for your cooperation and strong efforts – it has been a pleasure working with such dedicated and professional individuals over the last several years. You have made COMSYS the great company it is, and you will make the combined business even stronger in the future.

Stay focused and keep selling!

Additional Information

The tender offer described in this memo has not yet commenced.  Upon the commencement of the Offer, Manpower will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO (the “Tender Offer Statement”) and a Registration Statement on Form S-4 (the “Registration Statement”), and COMSYS will file with the SEC a solicitation/ recommendation statement on Schedule 14D-9 (the “Recommendation Statement”).  COMSYS Stockholders are advised to read the Tender Offer Statement, the Registration Statement and the Recommendation Statement when they become available, as they will contain important information about COMSYS, Manpower, the Offer and the Merger. COMSYS Stockholder may obtain free copies of these statements, when available, from the SEC’s website at www.sec.gov, or at COMSYS’ website at www.comsys.com or Manpower’s website at www.manpower.com.

Cautionary Statement

Certain statements in this memo are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the timing and expected completion and benefits of the Manpower acquisition of COMSYS. These statements are subject to a number of risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.